June 16, 2025

Melanie Figueroa
Chief Executive Officer
NMP Acquisition Corp.
555 Bryant Street, No. 590
Palo Alto, CA 94301

       Re: NMP Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 12, 2025
           File No. 333-286985
Dear Melanie Figueroa:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2025 letter.

Amendment No. 2 to Form S-1
Summary
Sponsor Information, page 3

1. We note your disclosure on page 3 that your sponsor may issue non-managing membership interests representing indirect interests to acquire private placement units and founder shares, and disclosure on page 180 that Mitchell Silberberg & Knupp
       LLP, your U.S. counsel may receive, indirectly through the receipt of non-
       managing membership interests of the sponsor, ordinary shares in connection with legal fees. If the interests of counsel or any direct or indirect holder of any non-
       managing membership interests would be material, please identify such holder and the nature and amount of their interests. Refer to Item 1603(a)(7). In addition, please disclose, if known, the amount of any non-managing membership interests expected
 June 16, 2025
Page 2

       to be issued at or prior to the consummation of the offering, the expected number of non-managing members and whether there is a maximum percentage interest that a non-managing sponsor member can hold in your private placement units and founder shares. Also clarify whether the private placement units and founder shares that the non-managing members would hold an indirect interest in are part of or are in addition to the 157,000 units to be purchased and the 3,498,333 founder shares held by the sponsor.
       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pamela Long at 202-551-
3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Blake Baron, Esq